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                                                                    Exhibit 99.1



                    [EXCHANGE NATIONAL BANCSHARES LETTERHEAD]









Dear Shareholder:

         Exchange National Bancshares, Inc. (EXJF) is pleased to offer a Dividend Reinvestment Plan beginning with the quarterly dividend payable January 1, 2003. The Plan allows you to use your dividends to purchase additional shares of EXJF stock. You may also purchase additional shares by automatic monthly contributions or by submitting a check directly to the Plan Administrator (Illinois Stock Transfer Company). This service is provided to you at no cost.

         A booklet, which explains the Plan and an authorization card, are enclosed. You may include all or part of your shares in the Dividend Reinvestment Plan. Any shares not included in the Plan will continue to receive cash dividends. You may enroll in the Plan at any time.

         Also enclosed is information on our Safekeeping Program, which is only available to those shareholders enrolled in the Dividend Reinvestment Plan. This program allows shareholders to mail accumulated stock certificates to the Plan Administrator to be held in safekeeping.

         We encourage all shareholders to consider participating in the Plan. If you have any questions, please contact the Plan Administrator, Illinois Stock Transfer Company at 312-427-2953 or 800-757-5755. Or if you prefer, contact our Corporate Secretary, Kathleen Bruegenhemke at 573-761-6179 or 800-761-8362. Thank you for your continued support.

                                   Sincerely,



                                   /s/ James E. Smith
                                   --------------------------
                                   James E. Smith
                                   Chairman of the Board & CEO